Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2017 and Increases Cash Distribution

Monaco, April 27, 2017, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2017.

Quarterly Highlights

•	Successfully completed an equity offering and issuance of general partner units, raising total net proceeds of $79.6 million.
•	Announced the pending acquisition of the GasLog Greece from GasLog Ltd. (“GasLog”) for $219.0 million, including $1.0 million for positive net working capital, with attached long-term charter to a subsidiary of Royal Dutch Shell plc (“Shell”).
•	Increased cash distribution of $0.50 per common unit for the first quarter of 2017, 2% higher than the fourth quarter of 2016 and 5% higher than the first quarter of 2016.
•	Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $57.0 million, $21.0 million, $20.4 million and $42.0 million, respectively.
•	Highest-ever quarterly Partnership Performance(2) Results for Revenues and EBITDA(1).
•	Distribution coverage ratio(3) of 1.17x.

(1)	Adjusted Profit and EBITDA are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.
(2)	Partnership Performance represents the results attributable to GasLog Partners which are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(3)	Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am delighted with what GasLog Partners has achieved thus far in 2017. We announced the pending acquisition of the GasLog Greece, which is expected to expand the Partnership’s fleet to ten wholly owned LNG carriers and to extend our average remaining charter duration. The first full quarter contribution of the GasLog Seattle, which the Partnership acquired on November 1, 2016, enabled GasLog Partners to deliver our highest-ever quarterly Partnership Performance Results for Revenues and EBITDA. We also completed equity and debt financings in January and April 2017, respectively, with the net proceeds to be used to fund the dropdown of the GasLog Greece and to repay the majority of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”), originally due in April 2018.

As a result of these actions, we are increasing our quarterly cash distribution to $0.50 per unit, which represents a 33% increase since our initial public offering (“IPO”), or an 11% compound annual growth rate. Our announced acquisition of the GasLog Greece is supportive of the Partnership’s guidance to grow unitholder distributions at a 10% to 15% compound annual rate since IPO. We affirm this growth guidance, which, if approved, would result in an annualized distribution of $2.09 per unit or higher by the fourth quarter of 2017.

Following the expected closing of the GasLog Greece acquisition in the second quarter of 2017, the Partnership will have a dropdown pipeline of twelve vessels which, assuming the execution of further dropdowns, can support future growth of the Partnership’s fleet and distributable cash flows.”

Completion of Equity Offering

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional shares was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriters of the option to purchase additional shares, after deducting underwriting discounts and other offering expenses, were $78.0 million. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.6 million.

Pending acquisition of the GasLog Greece

On March 23, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters to Shell the GasLog Greece from GasLog. The GasLog Greece is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2026 and Shell has an option to extend the charter for a period of five years.

The aggregate purchase price for the acquisition will be $219.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners expects to finance the acquisition with cash on hand, including proceeds from its recent equity offering, and the assumption of the GasLog Greece’s outstanding indebtedness of $151.4 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2016	December 31, 2016
Revenues	56,127	57,911	56,993	2%	(2%)
Profit	16,013	25,467	21,022	31%	(17%)
Adjusted Profit(2)	18,392	21,295	20,374	11%	(4%)
EBITDA(2)	39,638	43,145	42,026	6%	(3%)

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)	Adjusted Profit and EBITDA are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the first quarter of 2017 as compared to the fourth quarter of 2016 is mainly attributable to a decrease of $3.5 million in unrealized gain on the interest rate swaps signed in November 2016, combined with a decrease in revenues due to fewer calendar days in the first quarter of 2017.

The increase in profit in the first quarter of 2017 as compared to the same period in 2016 is mainly attributable to the increase in the profit from operations, mainly attributable to the scheduled dry-dockings and planned repairs performed in the first quarter of 2016, as well as an unrealized gain on interest rate swaps in the first quarter of 2017 as compared to an unrealized loss for the same period in 2016.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2016	December 31, 2016
Revenues	49,358	55,978	56,993	15%	2%
Profit	16,191	24,826	21,022	30%	(15%)
Adjusted Profit(2)	16,191	20,654	20,374	26%	(1%)
EBITDA(2)	34,457	41,632	42,026	22%	1%
Distributable cash flow(2)	18,867	23,541	23,496	25%	0%
Cash distributions declared	15,712	19,549	20,121	28%	3%

(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the first quarter of 2017 as compared to the fourth quarter of 2016 is mainly attributable to a decrease of $3.5 million in unrealized gain on the interest rate swaps signed in November 2016.

The increases in the Partnership Performance Results for the first quarter of 2017 as compared to the same period in 2016 are mainly attributable to the profit from operations of the GasLog Seattle, acquired by the Partnership on November 1, 2016, and also to the increase in profit from operations of the existing fleet, mainly due to the scheduled dry-dockings and planned repairs performed in the first quarter of 2016, which were partially offset by the interest expense with respect to the outstanding debt of the GasLog Seattle.

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The Partnership Performance Results reported in the first quarter of 2017 are the same as the IFRS Common Control Reported Results for the period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

Cash Distribution

On April 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.50 per common unit for the quarter ended March 31, 2017. The cash distribution is payable on May 12, 2017, to all unitholders of record as of May 8, 2017.

End of Subordination Period

The subordination period on the existing 9,822,358 subordinated units held by GasLog will extend until the second business day following the aforementioned cash distribution. Upon expiration of the subordination period, each outstanding subordinated unit (100% held by GasLog) will automatically convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Liquidity and Financing

As of March 31, 2017, we had $129.4 million of cash and cash equivalents, of which $42.9 million is held in current accounts and $86.5 million was held in time deposits.

As of March 31, 2017, we had an aggregate of $800.8 million of indebtedness outstanding under our credit facilities, of which $104.3 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

As of March 31, 2017, $60.1 million under the junior tranche of the Five Vessel Refinancing was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017 and was prepaid on April 5, 2017, as described below.

On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five year term loan of $45.0 million and a five year revolving credit facility of $30.0 million with GasLog. Subsequently, on April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

The Partnership has entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of March 31, 2017, the Partnership has hedged 48.1% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.6% (excluding margin).

As of March 31, 2017, our current assets totaled $139.9 million and current liabilities totaled $133.4 million, resulting in a positive working capital position of $6.5 million.

LNG Market Update and Outlook

During the quarter, there has been continued momentum in the start-up of new LNG liquefaction capacity with the third trains at both Gorgon and Sabine Pass commencing production. In addition, the world’s first floating liquefaction terminal, the Petronas-owned PFLNG Satu, loaded its first cargo in Malaysia. Later this year, Ichthys, Wheatstone, Cove Point and Sabine Pass Train 4 are all expected to start production. Wood Mackenzie estimates that there will be projects with approximately 34 million tons per annum (“mtpa”) of nameplate capacity coming online in 2017.

Some offtakers of these projects are yet to secure all of their shipping requirements. In addition to newbuild LNG carriers, we expect a number of vessels for these projects to be sourced from vessels currently operating in the short-term market, which should be positive for the overall shipping supply and demand balance. In the 2017-2020 period, Wood Mackenzie expects approximately 120 mtpa of new nameplate capacity to come online around the world. We believe that this new supply will create significant demand for LNG carriers over and above those available in the market and on order today.

Looking longer term, there have been a number of encouraging developments recently: ExxonMobil purchased a 25% interest in Area 4 in Mozambique; ENI’s Coral FLNG has reached the final stages of a multi stage final investment decision (“FID”) process; Total made a $207.0 million investment in Tellurian to develop the Driftwood LNG project; and Qatar Petroleum announced the lifting of the moratorium on incremental production from its North Field.

2016 saw significant increases in LNG demand from a number of new markets such as Pakistan, Poland, Lithuania and Jordan as well as major energy growth markets such as China and India. This trend has continued into the first quarter of 2017 with further strong increases in demand from China (+23% year-on-year to end March 2017) as well as in large conventional markets such as Japan (+13% year-on-year) and South Korea (+18% year-on-year) following the cold winter and slow progress with nuclear re-starts.

A number of markets that do not currently import gas are exploring LNG as an alternative to oil and coal or to replace declining domestic supply. Many countries with growing power demand, such as Ivory Coast, South Africa, Bangladesh and Myanmar, are looking at floating storage and re-gasification units (“FSRU”) as a quick-to-market, cost-effective solution to import LNG. Other countries with FSRUs already in place are looking at expanding their use of FSRUs due to the successful commissioning and effective operations of the existing units. FSRUs continue to dominate new import markets as a quicker to build, more flexible and low cost alternative to an onshore facility. Many of the current and future LNG sellers are focusing their attention on FSRUs as a key enabler in creating new markets for their LNG.

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In the shipping market, short-term charter rates declined in February and March largely due to seasonally lower LNG demand following the Northern Hemisphere winter. A high number of “re-lets” during the quarter also weighed on the market. We expect this trend to reverse as we enter the summer cooling season in the Middle East, Europe and Asia and the Southern Hemisphere winter.

While the recovery in charter rates and utilization in the LNG shipping market is taking longer than we had anticipated, we are seeing some initial signs of increased short-term and long-term activity, and we continue to believe that the longer term fundamentals point to a strengthening market in 2017 and beyond.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2017 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, April 27, 2017. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

Conference ID: 4415089

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, April 27, 2017 until 11:59 p.m. EDT (4:59 a.m. BST) on Thursday, May 4, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

Conference ID: 4415089

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the announced GasLog Greece acquisition, GasLog Partners’ fleet will consist of ten LNG carriers with an average carrying capacity of approximately 152,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
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•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogmlp.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and March 31, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2016	March 31, 2017
Assets
Non-current assets
Other non-current assets	928	532
Derivative financial instruments	6,008	5,865
Vessels	1,419,833	1,407,471
Total non-current assets	1,426,769	1,413,868
Current assets
Trade and other receivables	3,158	2,722
Inventories	2,062	2,042
Due from related parties	4,353	4,766
Prepayments and other current assets	838	987
Short-term investments	1,500	—
Cash and cash equivalents	50,458	129,380
Total current assets	62,369	139,897
Total assets	1,489,138	1,553,765
Partners’ equity and liabilities
Partners’ equity
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 28,442,358 units issued and outstanding as of March 31, 2017)	565,408	644,331
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and March 31, 2017)	60,988	61,278
General partner (701,933 units issued and outstanding as of December 31, 2016 and 780,913 units issued and outstanding as of March 31, 2017)	10,095	11,745
Incentive distribution rights	5,878	6,226
Total partners’ equity	642,369	723,580
Current liabilities
Trade accounts payable	1,421	1,940
Due to related parties	255	189
Derivative financial instruments	1,836	1,045
Other payables and accruals	29,323	25,945
Borrowings – current portion	45,122	104,277
Total current liabilities	77,957	133,396
Non-current liabilities
Borrowings – non-current portion	768,630	696,566
Other non-current liabilities	182	223
Total non-current liabilities	768,812	696,789
Total partners’ equity and liabilities	1,489,138	1,553,765
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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2016 and March 31, 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2016	March 31, 2017
Revenues	56,127	56,993
Vessel operating costs	(12,748)	(11,168)
Voyage expenses and commissions	(799)	(715)
Depreciation	(12,531)	(12,362)
General and administrative expenses	(2,942)	(3,084)
Profit from operations	27,107	29,664
Financial costs	(8,210)	(8,782)
Financial income	18	117
(Loss)/gain on interest rate swaps	(2,902)	23
Total other expenses, net	(11,094)	(8,642)
Profit for the period	16,013	21,022
Less:
Loss attributable to GasLog’s operations	178	—
Profit attributable to Partnership’s operations	16,191	21,022
Partnership’s profit attributable to:
Common units	10,679	14,724
Subordinated units	4,807	5,085
General partner units	324	420
Incentive distribution rights	381	793

Earnings per unit for the period (basic and diluted):
Common unit (basic and diluted)	0.49	0.54
Subordinated unit	0.49	0.52
General partner unit	0.50	0.56
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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2016 and March 31, 2017

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2016	March 31, 2017
Cash flows from operating activities:
Profit for the period	16,013	21,022
Adjustments for:
Depreciation	12,531	12,362
Financial costs	8,210	8,782
Financial income	(18)	(117)
Unrealized loss/(gain) on interest rate swaps held for trading	2,235	(648)
Recycled loss of cash flow hedges reclassified to profit or loss	144	—
Share-based compensation	68	135
	39,183	41,536
Movements in working capital	9,257	(2,309)
Cash provided by operations	48,440	39,227
Interest paid	(7,786)	(8,499)
Net cash provided by operating activities	40,654	30,728
Cash flows from investing activities:
Payments for vessels’ additions	(1,172)	—
Financial income received	18	117
Maturity of short-term investments	—	1,500
Net cash (used in)/provided by investing activities	(1,154)	1,617
Cash flows from financing activities:
Borrowings repayments	(17,625)	(13,898)
Payment of loan issuance costs	(5,285)	—
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount	—	80,141
Payment of offering costs	(26)	(117)
Distributions paid	(15,711)	(19,549)
Dividend due to GasLog before vessel dropdown	(3,500)	—
Net cash (used in)/provided by financing activities	(42,147)	46,577
(Decrease)/increase in cash and cash equivalents	(2,647)	78,922
Cash and cash equivalents, beginning of the period	62,677	50,458
Cash and cash equivalents, end of the period	60,030	129,380
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EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

Our Partnership Performance Results for the three months ended March 31, 2016 and December 31, 2016 presented below are non-GAAP measures and exclude amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle), for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership on November 1, 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as a reorganization of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended March 31, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	6,769	49,358	56,127
Vessel operating costs	(1,354)	(11,394)	(12,748)
Voyage expenses and commissions	(85)	(714)	(799)
Depreciation	(1,428)	(11,103)	(12,531)
General and administrative expenses	(149)	(2,793)	(2,942)
Profit from operations	3,753	23,354	27,107
Financial costs	(1,029)	(7,181)	(8,210)
Financial income	—	18	18
Loss on interest rate swaps	(2,902)	—	(2,902)
Total other expenses, net	(3,931)	(7,163)	(11,094)
(Loss)/profit for the period	(178)	16,191	16,013

	For the three months ended December 31, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	1,933	55,978	57,911
Vessel operating costs	(341)	(10,845)	(11,186)
Voyage expenses and commissions	(28)	(707)	(735)
Depreciation	(486)	(12,062)	(12,548)
General and administrative expenses	(51)	(2,794)	(2,845)
Profit from operations	1,027	29,570	30,597
Financial costs	(386)	(8,420)	(8,806)
Financial income	—	53	53
Gain on interest rate swaps	—	3,623	3,623
Total other expenses, net	(386)	(4,744)	(5,130)
Profit for the period	641	24,826	25,467

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2017 are fully attributable to the Partnership. The Partnership Performance Results reported in the first quarter of 2017 are the same as the IFRS Common Control Reported Results for the period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

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	For the three months ended March 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	56,993	56,993
Vessel operating costs	—	(11,168)	(11,168)
Voyage expenses and commissions	—	(715)	(715)
Depreciation	—	(12,362)	(12,362)
General and administrative expenses	—	(3,084)	(3,084)
Profit from operations	—	29,664	29,664
Financial costs	—	(8,782)	(8,782)
Financial income	—	117	117
Gain on interest rate swaps	—	23	23
Total other expenses, net	—	(8,642)	(8,642)
Profit for the period	—	21,022	21,022
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and recycled loss of cash flow hedges reclassified to profit or loss and (b) write-off of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, interest, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Reconciliation of EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Profit for the period	16,013	25,467	21,022
Depreciation	12,531	12,548	12,362
Financial costs	8,210	8,806	8,782
Financial income	(18)	(53)	(117)
Loss/(gain) on interest rate swaps	2,902	(3,623)	(23)
EBITDA	39,638	43,145	42,026

	Partnership Performance Results
	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Profit for the period	16,191	24,826	21,022
Depreciation	11,103	12,062	12,362
Financial costs	7,181	8,420	8,782
Financial income	(18)	(53)	(117)
Gain on interest rate swaps	—	(3,623)	(23)
EBITDA	34,457	41,632	42,026
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Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Profit for the period	16,013	25,467	21,022
Non-cash loss/(gain) on interest rate swaps	2,379	(4,172)	(648)
Adjusted Profit	18,392	21,295	20,374

	Partnership Performance Results
	For the three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
Profit for the period	16,191	24,826	21,022
Non-cash gain on interest rate swaps	—	(4,172)	(648)
Adjusted Profit	16,191	20,654	20,374

Distributable Cash Flow

Distributable cash flow with respect to any quarter means EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2016 (1)	December 31, 2016 (1)	March 31, 2017 (2)
Partnership’s profit for the period	16,191	24,826	21,022
Depreciation	11,103	12,062	12,362
Financial costs	7,181	8,420	8,782
Financial income	(18)	(53)	(117)
Gain on interest rate swaps	—	(3,623)	(23)
EBITDA	34,457	41,632	42,026
Financial costs excluding amortization of loan fees and realized loss on interest rate swaps	(6,191)	(7,991)	(8,419)
Dry-docking capital reserve	(2,168)	(2,324)	(2,682)
Replacement capital reserve	(7,231)	(7,776)	(7,429)
Distributable cash flow	18,867	23,541	23,496
Other reserves(3) (4)	(3,155)	(3,992)	(3,375)
Cash distribution declared	15,712	19,549	20,121

(1) Excludes amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership on November 1, 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

(2) Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2017 are fully attributable to the Partnership.

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(3) Refers to reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries). For the three months ended March 31, 2016, the other reserves amount above has been reduced by $142 of foreign exchange losses. For this period, distributable cash flow as reported had been adjusted to exclude the potentially disparate impact of foreign exchange losses.

(4) For the three months ended December 31, 2016 and March 31, 2017, the cash distribution declared and the other reserves have been affected by $1,922 and $2,035, respectively, paid in respect of the units issued in the Partnership’s equity offering completed in the first quarter of 2017. After giving effect to the aforementioned equity offering, the Q4 2016 distribution coverage ratio decreased from 1.34 to 1.20 and the Q1 2017 distribution coverage ratio decreased from 1.30 to 1.17.

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